UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 2)*


                              CCA Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    124867102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
      Seth W.  Hamot                            Jeffrey R. Katz, Esq.
      Costa Brava Partnership III L.P.          Ropes & Gray LLP
      420 Boylston Street                       One International Place
      Boston, MA 02116                          Boston, MA 02110
      (617) 595-4400                            (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 28, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
  CUSIP No. 124867102                                        Page 2 of 7 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                      500,000
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                       -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                        500,000
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                              ---------------------
  CUSIP No. 124867102                                        Page 3 of 7 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                      500,000
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                       -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                        500,000
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO - Other
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                              ---------------------
  CUSIP No. 124867102                                        Page 4 of 7 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                      500,000
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                       -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                        500,000
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 2") amends the Schedule 13D filed on July 19, 2006, as amended by Amendment No. 1 filed on November 22, 2006, by Costa Brava Partnership III L.P., Roark, Rearden and Hamot, LLC, and Seth W. Hamot with respect to the shares of common stock, $.01 par value (the "Common Stock"), of CCA Industries, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava Partnership III L.P., Roark, Rearden and Hamot, LLC, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On November 28, 2006, Kasowitz, Benson, Torres & Friedman LLP, as counsel to and on behalf of Costa Brava, sent a letter to outside counsel for the Special Committee of Independent Directors of the Board of Directors (the "Special Committee") of the Issuer. The letter makes a demand upon the Issuer under Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware to permit Costa Brava and its agents to inspect and make copies or abstracts of certain corporate documents. A copy of the letter is filed as Exhibit B hereto and incorporated herein by reference.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Filers are the beneficial owners of 500,000 shares of Common Stock (approximately 8.3% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q on October 10, 2006).

         (b) The Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

         (c) Since the filing of Amendment No. 1 to the Filers' Schedule 13D on November 22, 2006, the Filers have not purchased or sold shares of Common Stock of the Issuer.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

         Exhibit B - Letter from Costa Brava Partnership III L.P. to outside counsel for the Special Committee of the Issuer dated November 28, 2006.


                               Page 5 of 7 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       December 4, 2006
                                       ----------------
                                       Date


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                           By: /s/ SETH W. HAMOT
                                               ---------------------------------
                                               Name:  Seth W. Hamot
                                               Title: President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




                               Page 6 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit    Description
-------    -----------

A          Agreement Regarding the Joint Filing of Schedule 13D.

B Letter from Costa Brava Partnership III L.P. to outside counsel for the Special Committee of the Issuer dated November 28, 2006.



                               Page 7 of 7 Pages

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated: December 4, 2006


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By:  Roark, Rearden & Hamot, LLC,
                                            its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot
                                            President


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot
                                            President


                                       SETH W. HAMOT

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot

                                                                       EXHIBIT B

                                November 28, 2006


Via Email and Federal Express
-----------------------------

CCA Industries, Inc.
c/o Denise M. Tormey, Esq.
Sonnenschein, Nath & Rosenthal LLP
1221 Avenue of the Americas
25th Floor
New York, New York 10020-1089

     Re:  Demand For Inspection Of Corporate Books and Records
          ----------------------------------------------------


Dear Ms. Tormey:

         As you know, this firm represents Costa Brava Partnership III, L.P., the general partner of which is Roark, Rearden & Hamot Capital Managment, LLC ("Costa Brava"), the largest holder of CCA Industries, Inc.'s ("CCA" or the "Company") publicly traded common stock. We are directing this letter to your attention because your letter of November 22, 2006, identifies you and your firm as counsel for the "Special Committee of Independent Directors of the Board of Directors of CCA" (the "Special Committee"). Enclosed herewith are true and correct copies of an account statement reflecting Costa Brava's beneficial ownership of 500,000 shares of CCA Common Stock, and a power of attorney duly authorizing this firm to act on behalf of Costa Brava.

         Please accept this letter as a demand on behalf of Costa Brava for inspection of certain books and records of the Company pursuant to 8 Del. C. ss.
220. As set forth more fully in our letter of November 17, 2006, Costa Brava is concerned that the terms of the management-led going-private transaction contemplated by the Letter of Intent ("LOI") dated November 1, 2006, between CCA and Dubilier & Company, Inc. ("Dubilier") violate the express provisions of CCA's Certificate of Incorporation; are not entirely fair to CCA's public shareholders; and raise serious questions regarding compliance by the Company's Board of Directors with their fiduciary duties under Delaware law.

         Thus, the purpose of this request is to obtain access to certain books and records of the Company (a) to determine whether members of the Company's Board of Directors properly discharged, and are properly discharging, their fiduciary duties in connection with the negotiation, consideration, and approval of the transaction contemplated by the LOI; (b) to investigate potential wrongdoing in connection with the foregoing, including to determine whether to challenge the proposed transaction on the grounds that it is not entirely fair to the Company's public shareholders, was the result of breaches of fiduciary duty, and violates the terms of the Company's Certificate; (c) to communicate with other CCA shareholders about the proposed transaction, including potentially in a proxy context regarding the shareholder vote to approve the proposed transaction.

         Accordingly, pursuant to 8 Del. C. ss. 220(b), Costa Brava demands the opportunity promptly to inspect and copy the following documents:

         1. All documents, including board minutes, packages, and presentations, concerning the negotiation and consideration of a transaction between the Company and Dubilier, including the proposed transaction contemplated by the LOI.

         2. All documents, including board minutes, packages, and presentations, concerning any other efforts by CCA's Board of Directors, or any committee thereof, to "shop" the Company or otherwise to maximize shareholder value in connection with a strategic transaction.

         3. All documents, including board minutes, packages, and presentations, concerning the Company's receipt and/or consideration of any expressions of interest or proposals for a strategic transaction involving the Company or its stock, including either the Common or Class A shares, since January 1, 2006.

         4. All documents concerning the formation of the Company's Special Committee, including (a) documents sufficient to show when the Committee was established and its composition, and
                  (b) all board resolutions establishing the Committee and defining the parameters of its powers and responsibilities.

         5. All documents concerning the Company's understanding, construction, or interpretation of Article Fourth of its amended Certificate of Incorporation, in particular the provision requiring that the Class A and Common shares "shall be identical in all respects."

         6. All documents concerning any affiliations, relationships, or other connections, formal or informal, between the Company, Ira Berman, and David Edell, on the one hand, and the members of the Company's Board of Directors (or their respective business and personal affiliates), on the other.

         7.       A list of the company's stockholders.

         Costa Brava will bear the reasonable costs incurred by the Company in connection with the production of the above documents and will agree to a reasonable confidentiality agreement to protect any non-public information from disclosure. Costa Brava hereby designates Mr. Seth Hamot, and this firm, as its agents to conduct the inspection and copying requested herein.

         Please advise the undersigned as promptly as practicable when and where the items identified above will be made available for inspection and copying. We look forward to your prompt and favorable response. Please note that should you refuse to do so, we intend to seek relief from the Delaware Chancery Court.

         Nothing herein is a waiver of any of Costa Brava's rights and remedies, all of which are hereby reserved.


                                       Very truly yours,


                                       /s/ JED I. BERGMAN
                                       -----------------------------------------
                                       Jed I. Bergman


Sworn to before me this 28th day of
November, 2006


/s/ DALGIS FONSECA
-----------------------------------
Dalgis Fonseca
Notary Public, State of New York
No. 01FO5018153
Qualified in Queens County
Commission Expires September 20, 2009

cc:      Seth Hamot